MY TRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

RECEIVED
2007 JAN 17 A 11:

10 January 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate [redacted]
450 Fifth Street, [redacted]
Washington, D.C

07020390

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 4th, 8th & 10th of January 2007, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares & Notification of Cancellation of Listings.

Very truly yours,

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

PROCESSED
JAN 19 2007
THOMSON FINANCIAL

J:Grpsec-15-07-0801-001-SEC-3-061219

MYTGroupletOOO1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC through Barclays Capital Securities Ltd, Barclays Global Investors Ltd, Gerrard Ltd, Barclays Bank PLC, Barclays Capital Inc and Barclays Life Assurance Co Ltd

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Capital Nominees Limited	13,225,262
Boiss Nominees Limited (a/c 4224361)	529,739
Chase Nominees Limited (a/c 16376)	212,211
Chase Nominees Limited (a/c 28270)	145,779
Durlacher Nominees Ltd	11,241,149
Durlacher Nominees Ltd	14,258
JP Morgan (BGI Custody) (a/c 16331)	117,203
JP Morgan (BGI Custody) (a/c 16341)	278,446
JP Morgan (BGI Custody) (a/c 16400)	3,561,833
JP Morgan (BGI Custody) (a/c 18409)	414,182
R C Greig Nominees Limited	77,480
R C Greig Nominees Limited a/c AK1)	324
R C Greig Nominees Limited (a/c GP1)	4,925
R C Greig Nominees Limited (a/c SA1	17,582
Total	**29,840,373**

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

9 January 2007

12. Total holding following this notification

29,840,373 30p ordinary shares

13. Total percentage holding of issued class following this notification

6.47% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

10 January 2007

BARCLAYS

Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel 020 7116 2913
Fax 020 7116 7665

03 January 2007

The Company Secretary

Mytravel Group PLC
Parkway One, Parkway Business Centre
300 Princes Road
Manchester
M14 7QU

Dear Sir.

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 01-January-07 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 6.47 %

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 461,119,478 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.

Yours faithfully

Geoff Smith

Enc.

LEGAL ENTITY REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 01 January 2007 Barclays PLC through the legal entities listed below, had a notifiable interest in 29,840,373 ORD GBP0.30 representing 6.47% of the issued share capital of 461,119,478 units.

Legal Entity		Holding	Percentage Held
Barclays Global Investors Ltd		4,717,965	1.0232
Barclays Bank PLC		14,947,149	3.2415
Barclays Capital Securities Ltd		8,876,384	1.9250
Gerrard Ltd		100,311	.0218
Barclays Capital Inc		657,136	.1425
Barclays Life Assurance Co Ltd		541,428	.1174
	Group Holding	**29,840,373**	**6.4714**

REGISTERED HOLDERS REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 01 January 2007 Barclays PLC, through the registered holders listed below, had a notifiable interest in 29,840,373 ORD GBP0.30 representing 6.47% of the issued share capital of 461,119,478 units.

Registered Holder	Account Designation		Holding
BOISS NOMINEES LTD	4224361		529,739
Barclays Capital Nominees Ltd			8,862,126
Barclays Capital Nominees Ltd			3,706,000
Barclays Capital Nominees Ltd			657,136
CHASE NOMINEES LTD	16376		212,211
CHASE NOMINEES LTD	28270		145,779
Durlacher Nominees Ltd			11,241,149
Durlacher Nominees Ltd			14,258
JP MORGAN (BGI CUSTODY)	16331		117,203
JP MORGAN (BGI CUSTODY)	16341		278,446
JP MORGAN (BGI CUSTODY)	16400		3,561,833
JP MORGAN (BGI CUSTODY)	18409		414,182
R C Greig Nominees Limited			77,480
R C Greig Nominees Limited GP1			4,925
R C Greig Nominees Limited SA1			17,582
R C Greig Nominees Limited a/c AK1			324
		Total	**29,840,373**

MyTravel Group plc

8 January 2007

Notification of cancellation of listing

Following the termination of the Warrants to subscribe for Ordinary Shares in MyTravel Group plc at 3pm on 5 January 2007, MyTravel gives notice that it has applied to cancel the listing of those Warrants with effect from 8am on 9 January 2007.

ENDS

citigroup

RECEIVED

2007 JAN 17 A 11:52

Transaction Control
1 Calton Square
2nd Floor, Greenside
Edinburgh
EH1 3AJ

Fax: 0131 524 2920
Tel: 0131 524 2829
E-mail: transaction.control@citigroup.com

Company Secretary
My Travel Group plc
Fax: 01706 742 650

2 January, 2007

Dear Sir / Madam

My Travel Group plc Ord GBP.3 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you on behalf of Standard Life Investments that on 29/12/06, Standard Life Investments acquired 349,497 shares on behalf of Standard Life Group, this increased the total held as a **notifiable** interest (including material and non-material interests) to 55,405,620 shares being 12.017% of the issued stock of that class.

No. of shares held	Registered Name
55,405,620	Vidacos Nominees

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to 0131 524 2920.

Yours sincerely

GB

Transaction Control

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Standard Life Group

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5. Number of shares / amount of stock acquired

349,497 shares

6. Percentage of issued class

0.076%

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p ordinary shares

10. Date of transaction

29 December 2006

11. Date company informed

3 January 2007

12. Total holding following this notification

55,405,620

13. Total percentage holding of issued class following this notification

12.01%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

4 January 2007